UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-70053

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: KAL Capital Markets LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3738 Bayer Avenue, Suite 103
(No. and Street)

Long Beach	CA	90808
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Trevor Bohn	(949) 404-4203	trevor@kalcap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe LLP
(Name – if individual, state last, first, and middle name)

650 Town Center Drive #740	Costa Mesa	CA	92626
(Address)	(City)	(State)	(Zip Code)

09/24/2003	173
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Trevor Bohn, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of KAL Capital Markets LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ANDREW HYUN LEE
COMM. # 2406040
NOTARY PUBLIC • CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires May 27, 2026

Signature:

Title:
Partner & CCO

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

KAL CAPITAL MARKETS, LLC
(A California Limited Liability Company)

TABLE OF CONTENTS

Year Ended December 31, 2023

Report of Independent Registered Public Accounting Firm

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of KAL Capital Markets, LLC
Long Beach, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of KAL Capital Markets, LLC (the "Company") as of December 31, 2023, the related statements of income, equity, and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

(Continued)

Supplemental Information

The Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1, Schedule II – Determination of Reserve Requirements and Schedule III – Statement Regarding Possession or Control Requirements Under Rule 15c3-3(b) of the Securities Exchange Act of 1934 (collectively referred to as the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2018.

New York, New York
February 8, 2024

KAL Capital Markets LLC
(A California Limited Liability Company)
Statement of Financial Condition
December 31, 2023

ASSETS		
Cash	$	3,598,473
Right of use asset		237,708
Other assets		25,828
TOTAL ASSETS	$	3,862,009
LIABILITIES		
Accrued expenses	$	200,000
Other liabilities		181
Operating lease liability		237,708
TOTAL LIABILITIES	$	437,889
EQUITY	$	3,424,120
TOTAL LIABILITIES AND EQUITY	$	3,862,009

***See Accompanying Notes to Financial Statements**

KAL Capital Markets LLC
(A California Limited Liability Company)
Statement of Income
Year Ended December 31, 2023

Revenues		
Investment advisory fees	$	4,435,002
Other		31,171
Total Revenues		4,466,173
Expenses		
Payroll expenses - owners	$	610,180
Payroll expenses - employees		970,881
Discretionary profit sharing plan		160,000
Meals, travel & entertainment		338,154
Professional services, subscriptions & support		354,584
Occupancy & office		111,529
Taxes		278,397
Other		39,187
Total Expenses		2,862,911
Net Income	$	1,603,262

***See Accompanying Notes to Financial Statements**

KAL Capital Markets LLC
(A California Limited Liability Company)
Statement of Equity
Year Ended December 31, 2023

Beginning Balance January 1, 2023	**$**	**1,820,858**
Distributions to Members		**-**
Net Income		**1,603,262**
Ending Balance December 31, 2023	**$**	**3,424,120**

***See Accompanying Notes to Financial Statements**

KAL Capital Markets LLC
(A California Limited Liability Company)
Statement of Cash Flows
Year Ended December 31, 2023

OPERATING ACTIVITIES		
Net Income	**$**	**1,603,262**
Adjustments to reconcile Net Income to Net Cash Provided by Operating Activities		
Changes in Assets and Liabilities:		
Accrued expenses		**(149,815)**
Right of use asset		**79,236**
Operating lease liability		**(79,236)**
Other assets		**(5,753)**
Other liabilities		**(14,794)**
Net cash provided by operating activities		**1,432,900**
Net cash increase for period		**1,432,900**
Cash at beginning of period		**2,165,573**
Cash at end of period	**$**	**3,598,473**

***See Accompanying Notes to Financial Statements**

KAL Capital Markets LLC
(A California Limited Liability Company)
Notes to Financial Statements
Year Ended December 31, 2023

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

KAL Capital Markets LLC (the "Company") was incorporated in the State of California on December 19, 2016 and on February 15, 2018, approved by the Financial Industry Regulatory Authority ("FINRA") and the Securities Exchange Commission ("SEC") to operate as a broker-dealer under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in the business of conducting investment banking, business valuations and consulting, and private placements. The Company does not hold customer funds or securities.

Under its membership agreement, dated August 5, 2020, the Company will not claim an exemption SEA Rule 15c3-3, in reliance on Footnote 74 to SEC Release 34-70073. The Company has represented that it does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts (as defined in Rule 15c3-3).

Each member's liability is limited to its respective capital contributions, except as so otherwise required by law. The term of the Company shall continue in perpetuity, unless dissolved as provided in the operating agreement.

Summary of Significant Accounting Policies

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period. The potential for severe impact can result, for example, from total or partial loss of the business relationship and it is always considered at least reasonably possible that any customer will be lost in the near term. During the year ended December 31, 2023 the largest customer accounted for approximately 33% of investment advisory fee revenue.

Revenue Recognition: Revenue from contracts with customers can include Mergers and Acquisitions ("M&A") advisory fees, retainer fees, and reimbursable expenses from advisory business. The recognition and measurement of revenue is based on the assessment of individual contract terms.

KAL Capital Markets LLC
(A California Limited Liability Company)
Notes to Financial Statements
Year Ended December 31, 2023

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.): REVENUE RECOGNITION (CONT.)

Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue for M&A advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue may be recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. For all M&A advisory contracts in the year ended December 31, 2023, the Company has determined revenue for advisory arrangements to be recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled, as a number of approvals including but not limited to, regulatory, customer, third party, board of director, capital provider, and often corporate restructuring and tax elections are required conditions that must be satisfied prior to a close, without which a transaction entails a significant probability of revenue reversal. Retainer fees are consideration transferred in connection with M&A advisory contracts, related to the same performance obligations as defined in those contracts, and are generally non-refundable and due at the signing of a contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as deferred revenue. Investment advisory fee revenues are presented gross of related client reimbursed deal expense. Reimbursed expenses are reported in other revenue on the statement of operations. Expenses related to investment advisory deals are recognized in various non-compensation expenses on the statement of income.

Disaggregated Revenue from Contracts with Customers

Revenue from contracts with customers	
Investment Advisory Fees	$ 4,435,002
Other	31,171
Total revenue from contracts with customers	**$ 4,466,173**

Cash & Cash Equivalents: The Company maintains its cash in bank accounts, which at times, may exceed federally insured limits. Management believes it is not exposed to any significant risk on its cash balances. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. At December 31, 2023, the Company had approximately $3,348,473 in excess of the FDIC insured limit of $250,000.

KAL Capital Markets LLC
(A California Limited Liability Company)
Notes to Financial Statements
Year Ended December 31, 2023

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Deferred Revenue: Deferred revenue represents amounts billed or collected but not yet earned under existing agreements.

Advertising Expense: The Company expenses advertising costs as incurred. During the year ended December 31, 2023, the Company's advertising expenses were $50,481 and recorded under the account named Advertising & Marketing.

Current Expected Credit Losses: The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-10, *Financial Instruments – Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense. The Company has no allowance for credit losses as of December 31, 2023.

Note 2: INCOME TAXES

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company's management does not believe that any current tax positions would result in an asset or a liability for taxes being recognized in the accompanying financial statements.

The Company's policy is to recognize interest and penalties accrued on any unrecognized tax position as a component of income tax expense. As of December 31, 2023, the Company did not have any accrued interest or penalties associated with any unrecognized tax positions, nor was any interest or penalty expense recognized for the year ended December 31, 2023. Tax years subject to examination include 2019 through the current period.

The Company is treated as a pass-through entity for federal income tax purposes, in accordance with limited liability company rules. All tax effects of the Company's income or loss are passed through to the members. Therefore, no provision or liability for Federal income Taxes is included in these financial statements. The Company is subject to California limited liability company minimum annual tax and California limited liability company fees based on the California LLC Taxes and Fees Schedule.

Note 2: INCOME TAXES (CONT.)

In 2021 California passed AB 150 which included a law that allows entities taxed as a partnership or an "S" corporation to annually elect to pay an elective tax at a rate of 9.3 percent based on its qualified net income. The law allows a credit against the personal income tax to a taxpayer, other than a partnership, that is a partner, shareholder, or member of a qualified entity that elects to pay the elective tax, in an amount equal to 9.3 percent of the partner's, shareholder's, or member's pro rata share or distributive share of income subject to the election made by the qualified entity. The Company made this election in 2021, filed form 3893, and for the year ended December 31, 2023, recognized $247,451 of tax expense.

Note 3: LEASE COMMITMENTS

The Company holds one operating lease for office space with a five-year term and a commencement date of December 31st, 2021. The future undiscounted lease payments for the lease as of December 31, 2023 are as follows:

2024	$ 82,553
2025	$ 85,029
2026	$ 87,473
Total undiscounted lease payments	**$ 255,055**
Less: imputed interest	$ 17,347
Net lease liabilities	**$ 237,708**

The lease agreement does not contain any material residual value guarantees, restrictions, or covenants.

Leases with an initial term of 12 months or less would are not recognized on the balance sheet. As of and for the year-ended December 31, 2023, there were no such lease contracts with a term 12 months or less. The Company recognized lease expense for its lease on a straight-line basis over the lease term.

Operating lease right-of-use asset and liability were recognized at commencement date and initially measured based on the present value of lease payments over the defined lease term. The balance for both right-of-use asset and lease liability were approximately $237,708 as of December 31, 2023.

In determining the discount rates, since most of the Company's leases do not provide an implicit rate, the Company used the incremental borrowing rate of 4.25% based on the information available at commencement date to calculate the present value of lease payments.

Note 3: LEASE COMMITMENTS (CONT.)

The following table presents the Company's right-of-use asset and lease liability for the period indicated:

	December 31, 2023
Assets	
Total right-of-use assets - Operating leases	$237,708
Liabilities	
Total lease liabilities - Operating leases	$237,708

The Company's right-of-use asset and lease liability are included in the Company's Statement of Financial Condition. The components of total lease cost, included in the Occupancy & Office line item of the Statement of Income were $80,148 for the year-ended December 31, 2023. Future minimum lease payments remaining for office space to be made during 2024 through the end of the lease totaled $255,055.

Note 4: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital. Net capital and aggregate indebtedness change day to day, but on December 31, 2023 the Company had net capital of $3,398,291 which was $3,384,946 in excess of its required net capital of the greater of $5,000 or $13,345 (6-2/3% of $200,182 aggregate indebtedness) and a ratio of aggregate indebtedness to net capital of 0.06 to 1.00.

Note 5: DISCRETIONARY PROFIT SHARING PLAN

The Company has established a discretionary Profit Sharing Plan (the "Plan") for the benefit of its eligible employees. The Plan accepts employer contributions one time during the year and contributions are discretionary as to whom and the amount. During the year ended December 31, 2023, the Company contributed $160,000 to the Plan and has recorded this amount in Expenses under Profit Sharing on its Statement of Income. The Company's owners allocation to the plan was $122,000 of the total. The Plan is managed by and under the trusteeship of the Company's members.

Note 6: SUBSEQUENT EVENT

The Company has one subsequent event to report. On January 10th, 2024 a total of $4,700,000 in owner distributions were approved, $2,350,000 to each owner. The distributions were completed on January 11th, 2024 and the Company remained in compliance with its net capital rule.

Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1

TOTAL OWNERSHIP EQUITY	$	3,424,120
LESS NON-ALLOWABLE ASSETS	$	25,828
NET CAPITAL BEFORE HAIRCUTS	$	3,398,292
HAIRCUTS AND OTHER DEDUCTIONS	$	0
NET CAPITAL	$	3,398,292
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
TOTAL AGGREGATE INDEBTEDNESS		
Accrued Expenses	$	200,000
Other		182
	$	200,182
Minimum net capital required, greater of $5,000 or (6-2/3% Indebtedness)	$	13,345
EXCESS NET CAPITAL	$	3,384,946

There is no difference between the audited net capital above and the net capital submitted on the December 2023 FOCUS report.

Schedule II - Determination of Reserve Requirements

Determination of Reserve Requirements Under Rule 15c3-3 (e) of the Securities and Exchange Commission as of December 31, 2023:

The Company has no reserve deposit obligations under SEC 15c3-3(e) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

<u>Schedule III</u> - Statement Regarding Possession or Control Requirements Under Rule 15c3-3 (b) of the Securities Exchange Act of 1934

The Company has no possession or control obligations under SEC 15c3-3 (b) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

Exemption Review Report of Independent Registered Public Accounting Firm

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report by KAL Capital Markets, LLC, in which (1) KAL Capital Markets, LLC does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and (2) KAL Capital Markets, LLC has relied on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because KAL Capital Markets, LLC limits its business activities exclusively to: (1) private placements of securities and (2) mergers and acquisitions advisory services, and KAL Capital Markets, LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where funds are payable to the issuer or its agent and not to KAL Capital Markets, LLC); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the fiscal year ended December 31, 2023 without exception. KAL Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about KAL Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of SEC Release No.34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Crowe LLP

Crowe LLP

New York, New York
February 8, 2024

Exemption Report by KAL Capital Markets LLC

KAL Capital

KAL Capital Markets, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a- 5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240. l 7a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

l) The Company does not claim an exemption under paragraph (k) of 17 C.F.R.

§240.15c3-3, and

2) The Company is deemed to be non-covered, relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) private placements of securities and (2) mergers and acquisitions advisory services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the fiscal year ending December 31st, 2023 without exception.

KAL Capital Markets, LLC

I Trevor Bohn, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

February 8th, 2024